Exhibit (k)(3)

Privacore PCAAM Alternative Growth Fund

Multiple Class Plan

This Multiple Class Plan (the “Plan”) has been adopted by the board of trustees (the “Board”) of Privacore PCAAM Alternative Growth Fund (the “Fund”) with respect to each class of shares of beneficial interests (“Shares”) of the Fund. The Plan has been adopted in compliance with Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”).

The Fund has established three classes of Shares known as “Class S Shares,” “Class D Shares” and “Class I Shares.” Each class of Shares will have the same relative rights and privileges and be subject to the same fees and expenses except as set forth below. In addition, extraordinary expenses attributable to one or more classes shall be borne by such class(es). The Board may determine in the future that other allocations of expenses or other services to be provided to a class of Shares are appropriate and amend the Plan accordingly without the approval of holders of Shares of any class.

Class S Shares

Class S Shares are sold at net asset value per Share, subject to an initial maximum sales charge or placement fee of up to 3.50% of the investment amount, and are sold subject to the minimum purchase requirements set forth in the prospectus or private placement memorandum (“Prospectus”) for the Fund. Class S Shares of the Fund are subject to an annual distribution and/or servicing fee in accordance with the then-effective plan adopted by the Board in accordance with Rule 12b-1 under the 1940 Act (the “Distribution and Service Plan”) for Class S Shares. Holders of Class S Shares have exclusive voting rights, if any, with respect to the Fund’s Distribution and Service Plan adopted with respect to Class S Shares. Class S Shares shall be entitled to the distribution and shareholder services set forth from time to time in the Fund’s Prospectus.

Class D Shares

Class D Shares are sold at net asset value per Share, subject to an initial maximum sales charge or placement fee of up to 1.50% of the investment amount, and are sold subject to the minimum purchase requirements set forth in the Prospectus for the Fund. Class D Shares of the Fund are subject to an annual distribution and/or servicing fee in accordance with the then-effective Distribution and Service Plan for Class D Shares. Holders of Class D Shares have exclusive voting rights, if any, with respect to the Fund’s Distribution and Service Plan adopted with respect to Class D Shares. Class D Shares shall be entitled to the distribution and shareholder services set forth from time to time in the Fund’s Prospectus.

Class I Shares

Class I Shares are sold at net asset value per Share and are sold subject to the minimum purchase requirements set forth in the Prospectus for the Fund. Class I Shares of the Fund are not subject to a distribution and/or servicing fee and the Board has not adopted a distribution and service plan for Class I Shares. Class I Shares shall be entitled to the shareholder services set forth from time to time in the Fund’s Prospectus.

Expense Allocation

Expenses that are treated as class expenses under the Plan will be borne by the Fund’s respective share classes. Fund expenses will be allocated to the respective share classes in a manner consistent with Rule 18f-3(c)(1)(iii) as now or hereafter in effect, subject to the oversight of the Board.

Adopted: March 27, 2025